SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: November 2013	Commission File Number: 001-35776

ACASTI PHARMA INC.

(Translation of Registrant’s name into English)

545 PROMENADE DU CENTROPOLIS, SUITE 100

LAVAL QUEBEC H7T 0A3

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

This report on Form 6-K and the exhibit hereto are specifically incorporated by reference into the registration statement on Form F-10 (File No. 333-191907) of Acasti Pharma Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ACASTI PHARMA INC.

/s/ Xavier Harland

Name: Xavier Harland

Title: Chief Financial Officer

Date: November 27, 2013

EXHIBIT INDEX

99.1	Underwriting Agreement, dated November 27, 2013